Effective at the close of business on May 18, 2007, the Fund acquired the net assets of Atlas U.S.
Government and Mortgage Securities Fund in a tax-free exchange for Class A shares of the Fund.
Shares were issued to shareholders of Atlas U.S.
Government and Mortgage Securities Fund at an exchange ratio of 1.00 for Class A of the Fund.
The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $2,360,830. The aggregate net assets of the Fund and Atlas U.S. Government and Mortgage Securities
Fund immediately prior to the acquisition were $570,150,705 and $200,202,084, respectively.
The aggregate net assets of the Fund
immediately after the acquisition were $770,352,789.